Exhibit 19.1

POLICY ON INSIDER TRADING
AND UNAUTHORIZED DISCLOSURES

Last Updated on February 5, 2026

The following information regarding our policy on insider trading and unauthorized disclosures may be summarized very simply: When you know Material Non-Public Information about the Company or those with whom it has business relationships, DO NOT trade or pass the information to others. To do so could have grave consequences for you and for the Company.

Section	Page
1.Scope and Administration of This Policy 2.Defining “Material Non-Public Information” 3.Prohibited Activities and Handling Sensitive Information 4.Rule 10b5-1 Plans and Other Exceptions to Trading Prohibitions 5.Mandatory Pre-Clearance for Directors and Officers 6.Potential Penalties for Insider Trading Violations 7.Interpretation and Implementation of this Policy	1 2 3 7 9 10 11

1.SCOPE AND ADMINISTRATION OF THIS POLICY

All employees, officers, members of the Board of Directors (each, a “Director”) and consultants of KLA Corporation or its subsidiaries (collectively, the “Company” or “KLA”) are subject to, and must comply with, this Policy on Insider Trading and Unauthorized Disclosures (this “Policy”), regardless of title or function.

Your compliance with this Policy is extremely important. Violation of any aspect of this Policy will be viewed as a very serious matter and may constitute grounds for disciplinary action by the Company, up to and including termination of your employment.

As someone subject to this Policy, you are responsible for ensuring that members of your household also comply with this Policy. This Policy also applies to any entities you control, including any corporations, partnerships or trusts, and transactions by such entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. The Company may determine that this Policy applies to additional persons with access to Material Non-Public Information. This Policy extends to all activities within and outside your Company duties.

Exhibit 19.1
The Chief Legal Officer is responsible for the administration of this Policy. In the absence of the Chief Legal Officer, responsibility for administering this Policy will rest with the Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Legal Officer or Associate General Counsel (Corporate).

In all cases, as someone subject to this Policy, you bear full responsibility for ensuring your compliance with this Policy, and also for ensuring that members of your household (and individuals not residing in your household but whose transactions are subject to your influence or control) and entities under your influence or control are in compliance with this Policy.

Actions taken by the Company, the Chief Legal Officer, the Associate General Counsel (Corporate) or any other Company personnel do not constitute legal advice, nor do they insulate you from the consequences of noncompliance with this Policy.

With the exception of the pre-clearance requirements discussed below, this Policy continues to apply to transactions in the Company’s securities even after termination of your service to the Company. If you are in possession of Material Non-Public Information when your service terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

2. DEFINING “MATERIAL NON-PUBLIC INFORMATION”

What is “Material Non-Public Information”?

You, as an employee, officer, Director or consultant of the Company, may come into possession of “Material Non-Public Information” in the course of your association with the Company.

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security, or if the information is likely to have a significant effect on the market price of the security.

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, such as through a press release, the filing of a report with the Securities and Exchange Commission (“SEC”) or other broad public dissemination. For purposes of this Policy, information will cease to be non-public at the commencement of trading on the Nasdaq Stock Market on the second trading day after its public release by the Company (that is, following the completion of one full trading day after such public release).

Material Non-Public Information can be positive or negative and can include non-public information about, or plans, proposals, discussions or negotiations regarding, any of the following matters, if they are significant (i.e., material) enough to affect a reasonable person’s decision to invest in the Company:

•Financial information, whether actual or forecast data, including revenues, expenses, earnings/losses or bookings levels;

Exhibit 19.1
•A merger or acquisition, tender offer or exchange offer involving the Company;
•A purchase or sale of assets or disposition of a subsidiary or division;
•Joint ventures, alliances or strategic partnerships;
•The gain or loss of a customer, supplier, design win or contract;
•New products, inventions or technological developments;
•Product delays, defects or recalls or other design or manufacturing problems;
•Pricing changes;
•A dividend, stock split or stock buy-back, or a change in dividend policies;
•Offerings of additional securities, borrowings or other financing transactions;
•Changes in control or senior management of the Company;
•Impending bankruptcy or financial liquidity problems;
•Actions by regulatory bodies;
•Cybersecurity or data security incidents; or
•Developments in litigation, investigations or other legal matters.

The list above is for illustration only and is not exhaustive. Other types of information may be considered Material Non-Public Information at particular times, depending upon the circumstances. Moreover, material information does not have to be related to a company’s business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material.

Questions regarding Material Non-Public Information should be directed to the Company’s Chief Legal Officer or Associate General Counsel (Corporate), or such other employee as may be designated by the Chief Legal Officer or Associate General Counsel (Corporate). A good rule of thumb: When in doubt, do not trade.

3. PROHIBITED ACTIVITIES AND HANDLING SENSITIVE INFORMATION

Insider Trading and Tipping Are Prohibited at All Times.

It is illegal to trade in the Company’s securities while in possession of Material Non-Public Information in violation of a duty owed to the Company. This conduct is known as “insider trading.” This restriction on trading does not apply to transactions made under a Company-approved Rule 10b5-1 trading plan or other exceptions specifically described under Section 4 below (for more information about Rule 10b5-1 trading plans, see Section 4 below, “Rule 10b5-1 Plans and Other Exceptions to Trading Prohibitions”). When used in this Policy, “trade,” “trading” and similar terms include purchasing, selling, gifting (including charitable donations) or otherwise transferring securities. “Purchase” and “sale” are defined broadly under the federal securities laws. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options, and acquisitions and exercises of warrants or puts, calls or other derivative securities. “Securities” includes stocks, bonds, notes, debentures, options, warrants and other convertible securities, as well as derivative instruments.

Exhibit 19.1
It is also illegal to engage in “tipping,” which is when Material Non-Public Information of the Company is disclosed to another person who then trades in the securities of the Company (or who then discloses the information to someone else who then trades the Company’s securities) in violation of a duty to the source of the information. If you engage in tipping, you may be liable for the same penalties (described in Section 6 below) as if you had engaged in the transaction directly.

Trading and Tipping Confidential Information of Other Companies Is Also Illegal.

In addition to Material Non-Public Information about the Company, you may become aware of similar confidential information about other publicly-traded companies, such as suppliers, customers, competitors or potential acquisition targets. For example, you may be involved in a transaction in which KLA expects to enter into (or terminate) a substantial business relationship with another company. Even though the size of the transaction may be immaterial to KLA, it may be material to the other company. In such a situation, you must handle the confidential information of the other company according to the same rules that apply to KLA’s Material Non-Public Information. It is illegal to trade on the basis of Material Non-Public information in violation of a duty in any publicly traded company’s securities, and it is also illegal to disclose such Information to another person who then trades in the securities of that company (or who then discloses the information to someone else who then trades in that company’s securities) in violation of a duty. In addition, disclosure or improper use of the confidential information of another company may violate the terms of a non-disclosure agreement that KLA has entered into and/or jeopardize KLA’s business relationships or ability to complete a proposed transaction.

What Types of Transactions Should Be Avoided?

In an effort to avoid violation of the federal securities laws, the Company requires you to comply with the following rules and guidelines:

a.Do not trade securities of the Company while you are in possession of Material Non-Public Information or during any trading “blackout period” that applies to you (for more information on trading blackouts, see the next entry in this Section entitled “Trading Is Prohibited for Certain Personnel During Regular Quarterly Blackouts and Any Special Blackouts”). This restriction on trading does not apply to transactions made under a Company-approved Rule 10b5-1 trading plan or one of the other exceptions specifically described under Section 4 below.
b.Do not engage in any “short sale” of securities of the Company. “Short sales” effectively represent a bet that the Company’s stock price will decline. United States federal securities law prohibits Directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“Section 16 Insiders”) from engaging in short sales, and this Policy prohibits short sales in the Company’s securities by any employee, officer, Director or consultant of the Company.
c.“Hedging” in the Company’s securities is prohibited by any employee, officer, Director or consultant of the Company. Do not engage in any hedging transactions, including those involving puts, calls, “collars” (including zero-cost collars), forward sales contracts,

Exhibit 19.1
warrants or other options on the Company’s securities that are designed to hedge or offset any decrease in the market value of the Company’s securities.
d.Everyone subject to this Policy, as of the date of this Policy, is prohibited from pledging Company securities or holding Company securities in a margin account. Shares held in such accounts or pledged as collateral may be sold at any time by the broker or lender (as applicable), if you fail to meet a margin call or if you default on your loan. Those forced sales may be outside of your control. If such a sale occurs at a time when you possess Material Non-Public Information, the trade may constitute unlawful insider trading. Because of this risk, the Company does not permit using Company securities in a margin account or pledging Company securities as collateral for a loan.
e.Do not permit any member of your Immediate Family, anyone acting on your behalf, or any Family Trust to trade securities of the Company while you are in possession of Material Non-Public Information (other than transactions made under a Company-approved Rule 10b5-1 trading plan). Under this Policy, (a) “Immediate Family” includes your spouse, your minor children, and other relatives (by marriage or otherwise) living in your home; and (b) “Family Trust” includes any trust or other entity in which you or any of your Immediate Family have a beneficial interest, and trusts or other accounts over which you or any of your Immediate Family exercises control or investment influence. Please note that, with respect to Immediate Family and Family Trusts, it does not matter whether you actually disclose Material Non-Public Information to them. Under the federal securities laws, you are deemed to share beneficial ownership in securities held by your Immediate Family or Family Trusts. Therefore, any trade by your Immediate Family or a Family Trust in the Company’s securities that results in gain (or avoiding a loss) will be deemed to benefit you, which is problematic if the trade takes place while you are in possession of Material Non-Public Information.
f.As explained above, “tipping” Material Non-Public Information is always prohibited. Do not recommend to anyone else that he or she trade securities of the Company when you are in possession of Material Non-Public Information. As a general matter, the Company advises that you not make any recommendations to others regarding whether to trade in the Company’s securities, even if you believe that you do not have any Material Non-Public Information. This includes passing along analysts’ comments or recommendations to others, as that is likely to be viewed as an endorsement by you of the analysts’ recommendations.

g.If you are subject to the Company’s regular quarterly blackouts, do not keep unfilled limit orders (i.e., trades that occur only when the stock reaches a specified price) open during the blackout. Limit orders do not qualify as Company-approved 10b5-1 trading plans.

Handling Material Non-Public Information

In an effort to safeguard the Company’s Material Non-Public Information, the Company requires you to comply with the following rules and guidelines:

a.Do not disclose Material Non-Public Information to any person (including employees and consultants of the Company) except as, and then only to the extent, required in the

Exhibit 19.1
performance of your regular corporate duties to the Company. Avoid unnecessary communications with any person (including other employees or consultants of the Company) about Material Non-Public Information.
b.Do not disclose Material Non-Public Information to family members or friends.
c.If you receive inquiries about the Company from securities analysts, reporters, potential investors or others, you must decline comment and direct them to the Company’s Chief Communications Officer, Chief Legal Officer or Associate General Counsel (Corporate), or such other employee as may be designated by the Director of Corporate Communications, Chief Legal Officer or Associate General Counsel (Corporate).
d.Do not discuss Material Non-Public Information where it may be overheard, such as in restaurants, elevators, restrooms and other public places. Remember that cellular phone conversations may be monitored and that voicemail and e-mail messages may be retrieved by people other than their intended recipients (such as administrative assistants).
e.Keep all electronic records, memoranda, correspondence and other documents that reflect Material Non-Public Information in a secure manner. Follow the Company’s document retention policy with respect to whether to retain the information and, if so, for how long.
f.Treat confidential information of other companies according to the same rules that apply to the Company’s Material Non-Public Information.

Only certain persons within KLA are authorized to speak publicly on behalf of KLA and to disseminate Material Non-Public Information to investors, broker-dealers, analysts and others. These authorized spokespersons include the Chief Executive Officer, Chief Financial Officer, Vice President of Investor Relations and Chief Communications Officer and any other persons specifically designated by them to speak with respect to a particular topic or purpose.

Trading Is Prohibited for Certain Personnel During Regular Quarterly Blackouts and Any Special Blackouts.

Regular Quarterly Blackouts

Because current financial information about the Company is so important to the trading public, the Company has established certain regular quarterly “blackout” periods during which senior employees, officers, Directors and certain other employees and consultants designated by the Company who are in sensitive positions may not engage in any trading of our securities. These regular quarterly blackout periods begin when the Nasdaq Stock Market closes on the 15th day of the last month of each fiscal quarter (March, June, September and December), and end when one full trading day has passed after the Company publicly announces its results for the preceding fiscal quarter. If the 15th day of the month falls on a weekend or Nasdaq holiday, then the blackout period will start when the Nasdaq Stock Market closes on the last trading day prior to the weekend or Nasdaq holiday. These restrictions on trading do not apply to transactions made under a Company-approved Rule 10b5-1 trading plan.

Exhibit 19.1
Special Blackouts

Certain officers and Directors are subject to additional restrictions under federal securities laws (for example, during pension fund blackout periods). In addition, the Company reserves the right to declare special “blackout” periods or other restrictions applying to all or any part of our employees, Directors and consultants when circumstances (such as significant acquisition activities or other unusual developments) so warrant. This restriction on trading does not apply to transactions made under a Company-approved Rule 10b5-1 trading plan.

4. RULE 10B5-1 PLANS AND OTHER EXCEPTIONS TO TRADING PROHIBITIONS

What Are the Exceptions to the Trading Prohibitions in This Policy?

There are several limited exceptions to the prohibitions on trading in the Company’s securities set forth in this Policy.

Stock Incentive Plans and Employee Stock Purchase Plan

The restrictions on trading set forth in this Policy do not apply to (a) the exercise of stock options for cash or the vesting of restricted stock units (“RSUs”) under the Company’s employee stock incentive plans, (b) the purchase of shares under the Company’s Employee Stock Purchase Plan (“ESPP”) or elections to terminate participation in the ESPP or (c) the disposition of shares to the Company to satisfy tax withholding obligations upon the vesting of RSUs. However, sales of shares acquired through a stock option exercise (including “same day sale” cashless exercises), the vesting of RSUs or shares purchased under the ESPP are subject to the restrictions described in this Policy, unless the sales are effectuated under a Company-approved Rule 10b5-1 trading plan.

Rule 10b5-1 Plans

A further exception to the trading restrictions described in this Policy is available for transactions entered into pursuant to a previously established, binding and written contract, instruction or plan to purchase or sell securities in accordance with the terms of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all applicable state laws (a “Trading Plan”).

Trading Plans are designed to protect you from insider trading liability under Rule 10b5-1 for transactions under a previously established contract, plan, or instruction to trade in the Company’s stock entered into in good faith and in accordance with the terms of Rule 10b5-1 and all applicable state laws.

Each Trading Plan must:

•either (i) specify the amounts, prices and dates of all security transactions under the Trading Plan, (ii) provide a written formula, algorithm or computer program for

Exhibit 19.1
determining the amounts, prices and dates of the transactions, or (iii) prohibit you from exercising any subsequent influence over the transactions;

•be entered into in good faith, during an open trading window outside of any applicable quarterly or special blackout periods when you are not in possession of Material Non-Public Information; and

•be approved in advance in writing by the Company (the Chief Legal Officer, Associate General Counsel (Corporate) or the Chief Executive Officer or Chief Financial Officer).

Any voluntary amendment, suspension or termination of a Trading Plan (“Trading Plan Modification”) must:

•be approved in advance in writing by the Company (the Chief Legal Officer, Associate General Counsel (Corporate) or the Chief Executive Officer or Chief Financial Officer); and

•be entered into in good faith, during an open trading window outside of any applicable quarterly or special blackout periods when you are not in possession of Material Non-Public Information.

All Trading Plans and Trading Plan Modifications must (i) be submitted for approval to the Company’s Chief Legal Officer or Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Legal Officer or Associate General Counsel (Corporate), no later than the first day of the third month of the fiscal quarter and (ii) be approved in writing no later than the fifth date of the third month of the fiscal quarter.

A final executed copy of any Trading Plan or any Trading Plan Modification entered into shall be promptly provided to the Company’s Chief Legal Officer or Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Legal Officer or Associate General Counsel (Corporate).

Trading under a Trading Plan adopted on or after February 27, 2023 may not take place until 30 days, and for Section 16 Insiders 90-120 days, after entry into that Trading Plan or a Trading Plan Modification relating to that Trading Plan is approved in writing by the Company.

You may not adopt more than one Trading Plan at a time, unless in accordance with the exceptions provided in Rule 10b5-1.

IMPORTANT: The Company cannot guarantee, and makes no representation, that contracts, instructions or plans intended or designed to take advantage of Rule 10b5-1 will prevent civil or criminal liability under state or federal insider trading laws. Rule 10b5-1 purports to protect insiders from federal insider trading liability when purchases and sales are made pursuant to contracts, instructions or plans that comply with such rule. However, some states and foreign jurisdictions do not provide such protection, even though the protection may be available on the United States federal level. In addition, the approval by the Company of any Trading Plan or Trading Plan Modification does not in any way constitute the Company’s opinion, guarantee or

Exhibit 19.1
assurance that such Trading Plan or Trading Plan Modification, or the execution of transactions thereunder, will be effective in preventing civil or criminal liability for violations of insider trading laws. Persons electing to purchase or sell securities pursuant to a Trading Plan do so at their own risk.

5. MANDATORY PRE-CLEARANCE FOR DIRECTORS AND OFFICERS

All Trades by Directors and Officers Must Be Pre-Cleared.

All trades of the Company’s securities by Section 16 Insiders must be cleared in advance by the Company’s Chief Legal Officer or Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Legal Officer or Associate General Counsel (Corporate) (or, in the case of a transaction by the Chief Legal Officer or if the Company does not have a Chief Legal Officer, by the Company’s Chief Executive Officer or Chief Financial Officer). If such pre-clearance is granted, the Section 16 Insiders may engage in the transaction within three business days thereafter. If for any reason the trade is not completed within those three business days, pre-clearance must be obtained again before the stock may be traded. Notwithstanding receipt of pre-clearance, if the person who received pre-clearance becomes aware of Material Non-Public Information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed. The only exceptions to this pre-clearance procedure are those specifically set forth under Section 4 above, “Rule 10b5-1 Plans and Other Exceptions to Trading Prohibitions.”

None of the Company, the Chief Legal Officer, the Chief Executive Officer, the Chief Financial Officer, the Associate General Counsel (Corporate) or the Company’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance submitted pursuant to this section. Notwithstanding any pre-clearance of a transaction pursuant to this section, none of the Company, the Chief Legal Officer, the Chief Executive Officer, the Chief Financial Officer, the Associate General Counsel (Corporate) or the Company’s other employees assumes any liability for the legality or consequences of such transaction to the person engaging in such transaction.

Please note that references to the Company’s “securities” in this Policy, including the pre-clearance requirement described above, refer not only to the Company’s common stock, but also to the Company’s publicly issued debt securities. Though the Company does not prohibit its Directors and executive officers from investing in the Company’s debt securities, the Company advises its Directors and executive officers to refrain from doing so. Investments in the Company’s debt securities may result in challenging fiduciary duty and public reporting situations, so Directors and executive officers are required to consult with, and receive pre-clearance from, the Company’s Chief Legal Officer or Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Legal Officer or Associate General Counsel (Corporate) (or, in the case of a transaction by the Chief Legal Officer or if the Company does not have a Chief Legal Officer, the Company’s Chief Executive Officer or Chief Financial Officer) prior to making such an investment.

Exhibit 19.1

6. POTENTIAL PENALTIES FOR INSIDER TRADING VIOLATIONS

What Are the Potential Penalties for Violating the Insider Trading Laws?

Penalties for trading on or tipping Material Non-Public Information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and the Company. The SEC and Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority.

Individual Exposure

If you violate the United States federal insider trading laws, you may be subject to one or more of the following penalties:

•You may be liable to other traders in the amount of profit you make or loss you avoid;
•The SEC can bring an action against you for civil penalties;
•The Department of Justice may bring an action against you for criminal penalties and monetary fines; and
•Sanctions by the SEC or securities industry self-regulatory organizations and civil injunctions, including being prohibited (temporarily or permanently) from serving as an officer or director of any public company.

The size of the transaction or the amount of profit received by you (or by the person to whom you disclose confidential information) does not have to be large to result in prosecution. The SEC has the ability to monitor even the smallest trades and finds people violating these rules by engaging in routine market surveillance. Brokers and dealers who handle stock and option transactions for the Company or individuals are required by law to inform the SEC of any possible violations by people who may have Material Non-Public Information. The SEC and stock exchanges aggressively investigate even small insider trading violations.

Even if your prospective trade in the Company’s securities is necessary or justifiable for an independent reason, such as a personal financial emergency or a broker’s margin call, or even if the trade was planned well before you came into possession of Material Non-Public Information, you still may not trade if you possess Material Non-Public Information, for these are not exceptions to the laws against trading on Material Non-Public Information. This restriction on trading does not apply to transactions made under a Company-approved Rule 10b5-1 trading plan.

Company Exposure

Insider trading also poses significant risks to the Company. First, if you trade on Material Non-Public Information or engage in tipping, the SEC can bring an action against the Company (as your employer) to recover civil fines, and the Department of Justice can seek criminal penalties and fines. Second, disclosure of even small amounts of Material Non-Public Information could require the Company under federal securities laws to make complete public disclosure regarding

Exhibit 19.1
the matter in question before it is otherwise obligated to do so (that is, if the story is disclosed selectively or only part of the story is disclosed to the general public, the Company may have a duty to publicly disclose the fully story). Third, disclosure of any Material Non-Public Information could damage the Company’s competitive position, jeopardize important strategic plans, and threaten or eliminate opportunities such as design wins, acquisitions or financings.

7. INTERPRETATION AND IMPLEMENTATION OF THIS POLICY

The Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or Associate General Counsel (Corporate) shall have the authority to interpret or update this Policy and all related policies and procedures. In particular, such interpretations or updates of the Policy as authorized by the Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or Associate General Counsel (Corporate) or such other employee as may be designated by the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or Associate General Counsel (Corporate) may include departures from the terms of this Policy, to the extent consistent with the general purpose of this Policy and applicable securities laws.

***
Please remember that violation of any of the laws prohibiting insider trading can result in both civil and criminal penalties, as well as great embarrassment to you and the Company.

It is the Company’s policy to cooperate fully with the SEC and other governmental and regulatory authorities in investigating possible violations by employees and others of applicable laws and regulations. If appropriate, the Company will assist authorities in the prosecution of persons who engage in illegal conduct.

Please contact the Company’s Legal and Compliance Organization if you have any questions about this Policy or its application to any specific set of facts.

YOUR OBSERVANCE OF THIS POLICY IS EXTREMELY IMPORTANT. VIOLATION OF THIS POLICY WILL BE VIEWED AS A VERY SERIOUS MATTER AND MAY CONSTITUTE GROUNDS FOR DISCIPLINARY ACTION OR TERMINATION OF YOUR EMPLOYMENT WITH THE COMPANY